SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a)

(Amendment No. 1)

CHINA GEWANG BIOTECHNOLOGY, INC.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

16891W107
(CUSIP Number)

HAN XU

83 Taojin East Road, Room 401, Yuexiu District

Guangzhou City, Guangdong Province, P.R. China 510623

86-024-2397-4663

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. □

CUSIP No. 16891W107	13D	Page 2 of 4 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Han Xu
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS * Not applicable
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION: P.R. China
NUMBER OF	7.	SOLE VOTING POWER
SHARES		25,471,500
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 25,471,500
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 34.0%
14.		TYPE OF REPORTING PERSON IN

CUSIP No. 16891W107	13D	Page 3 of 4 Pages

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.001 par value, (the "Common Stock") of China Gewang Biotechnology, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at Floor 29, No. 334, Huanshi East Road, Yuexiu District, Guangzhou City, Guangdong Province, P.R. China 510623.

Item 2. Identity and Background

a.	Name: Han Xu
b.	Residence and Business Address: No. 83 Taojin East Road, Yuexiu District, Guangzhou City, Guangdong Province, P.R. China 510623
c.	Present employment: - Self
d.	During the past five years, Han Xu has not been convicted in any criminal proceeding.
e.	During the past five years, Han Xu has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
f.	Peoples Republic of China

Item 3. Source and Amount of Funds or Other Consideration.

The filing of this form was necessitated by a grant of voting rights to the Reporting Person. No funds or other consideration were exchanged.

Item 4. Purpose of Transaction.

At the time of her acquisition of beneficial interest in the Company’s shares, the Reporting Person has no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The information regarding share ownership by the Reporting Person provided on her cover page is incorporated here by reference.

(b) The information regarding share ownership by the Reporting Person provided on her cover page is incorporated here by reference.

(c) The Reporting Person has not effected any transactions in the shares of the Company's equity securities within the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships

On January 18, 2016 Xiuqin Jiang and Jun Wen signed an Authorization that gave Han Xu voting power over shares owned by those two individuals personally. At the present time, Xiuqin Jiang owns 2,971,500 shares personally and Jun Wen owns 5,000,000 shares personally.

On May 16, 2016 Hong Kong Quansheng Holding Management Co., Limited signed an Authorization that gave Han Xu voting power over 10,000,000 shares owned by that entity.

On May 16, 2016 Mengdi Zhang executed an Authorization assigning to Han Xu the voting rights with respect to 9,500,000 shares owned by Mengdi Zhang and 7,500,000 shares owned by Hong Kong Nuoxin Investment Management Co., Ltd. Mengdi Zhang has subsequently disposed of the 9,500,000 shares owned by her directly.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

1.	Authorization dated January 18, 2016 (translation from Mandarin Chinese) - previously filed.
2.	Authorization dated May 16, 2016 signed by Kong Quansheng Holding Management Co., Limited (translation from Mandarin Chinese) - previously filed.
3.	Authorization dated May 16, 2016 signed by Mengdi Zhang.

CUSIP No. 16891W107	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2017	/s/ Han Xu
Han Xu

 Exhibit 1

Authorization

The Authorizer totally holds 9,500,000 shares of China Gewang Biotechnology, Inc, hereby authorize Ms Han XU (ID NO.4401051988020223323) to represent the Authorizer to conduct her rights at shareholder meeting and authorize her the authorizer’s enterprise decision - making power with full authority in making and conducting enterprise operation policy and investment plans.

Authorization duration: effected as of 16 May, 2016.

Hereby Authorize.

Signature of the Authorizer:

Ms Mengdi ZHANG (ID NO. 370402199206268029), share-holding amount: 9,500,000, shareholding ratio: 12.67%

Signature:

Authorization Date: 16 May, 2016